June 1, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Re:	Strawberry Fields REIT, Inc.
Request to Withdraw Registration Statement on Form S-11
Filed January 31, 2022
File No. 333-263889

Ladies and Gentlemen:

Pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended, Strawberry Fields REIT, Inc. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registration Statement on Form S-11 (File No. 333-263889), together with all exhibits and amendments thereto (collectively, the “Registration Statement”) effective as of the date hereof or as soon as practicable thereafter.

The Registration Statement has not been declared effective and no securities covered by the Registration Statement have been issued or sold. The Registrant has decided not to pursue the direct listing of its shares of common stock due to the need to have additional round lot shareholders in order to meet the initial listing requirements for the Nasdaq Capital Market and the potential impact of prevailing market conditions on the direct listing. Based on the foregoing, the Registrant submits that the withdrawal of the Registration Statement is consistent with the public interest and protection of investors.

The Registrant also advises the Commission pursuant to Rule 477(c) under the Securities Act that it may, upon consideration of its financing and strategic options, undertake a subsequent unregistered offering in reliance on Rule 155(c) under the Securities Act.

Pursuant to Rule 477(b), the Registrant understands that this request for withdrawal of the Registration Statement will be deemed granted as of the date hereof unless the Registrant receives notice from the Commission within 15 days of the date hereof that such request will not be granted.

Pursuant to Rule 418 under the Securities Act, the Registrant requests that all materials provided supplementally to the Commission be returned to the Registrant.

Please do not hesitate to contact the undersigned or Alfred Smith, Esq. of Shutts& Bowen LLP, counsel to the Registrant, at (305) 772-5693 with any questions with regard to this matter.

Very truly yours,

/s/ Nahman Eingal
Nahman Eingal
Chief Financial Officer